


07002760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFV Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway #904
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 212-994-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street Suite 1500 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Cagnina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFV Investments Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE ANNE ARMSTRONG
~~Notary Public, State of Texas~~
My Commission Expires
November 29, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFV Investments, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

The Stockholder
HFV Investments, Inc.

We have audited the accompanying statement of financial condition of HFV Investments, Inc. (a New York corporation) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFV Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 20, 2007

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

HFV Investments, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$120,358
Commissions receivable	401,659
Taxes receivable	4,934
Prepaid expense	21,781
	$548,732

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$200,075
Deferred income taxes	82,582
	282,657
Stockholder's equity	
Common stock, no par value, authorized, issued, and outstanding 200 shares	10,000
Additional paid-in capital	121,000
Retained earnings	135,075
	266,075
	$548,732

The accompanying notes are an integral part of this financial statement.

HFV Investments, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2006

Revenues	
Commission income	$2,223,795
Interest income	8,373
	2,232,168
Expenses	
Commission expense	1,177,893
Administrative services provided by affiliate	750,000
General expense	90,673
Regulatory fees	3,189
	2,021,755
Income before income tax expense	210,413
Income tax expense	88,942
Net income	$ 121,471

The accompanying notes are an integral part of this financial statement.

HFV Investments, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2006

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2006	200	$10,000	$121,000	$ 13,604	$144,604
Net income	-	-	-	121,471	121,471
Balance at December 31, 2006	200	$10,000	$121,000	$135,075	$266,075

The accompanying notes are an integral part of this financial statement.

HFV Investments, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 121,471
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income taxes	87,866
Changes in operating assets and liabilities	
Accounts receivable	(244,231)
Accounts payable	152,219
Income tax receivable	(2,979)
Prepaid expense	(21,331)
Net cash provided by operating activities and net increase in cash and cash equivalents	93,015
Cash, at beginning of year	27,343
Cash, at end of year	$ 120,358
Supplemental cash flow information:	
Cash paid during the year for income taxes	$ 4,055

The accompanying notes are an integral part of this financial statement.

HFV Investments, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION

HFV Investments, Inc. (the Corporation) is a New York corporation organized on August 11, 1998. The Corporation is owned by Hunt Financial Ventures, L.P.

The Corporation is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in business as a broker dealer, underwriter, investment advisor, and financial consultant as well as rendering other financial services related to its general securities business. In addition, the Corporation is registered with the Securities and Exchange Commission (SEC) under the Investment Advisors Act of 1940.

The accompanying financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2006, or for the year ended December 31, 2006.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commission income represents referral fees that are recognized as earned. Commission expense represents amounts owed to registered representatives for referral services that are recognized as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

HFV Investments, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000.

At December 31, 2006, the Corporation had net capital of $237,701, which was $224,363 in excess of its required net capital of $13,338. The Corporation had aggregate indebtedness of $200,075 at December 31, 2006, and the ratio of aggregate indebtedness to net capital was .842 to 1.

NOTE D - RULE 15c3-3

The Corporation is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

NOTE E - INCOME TAXES

The income tax expense for the year ended December 31, 2006, consists of:

Current	$ 1,076
Deferred	87,866
	$88,942

The corporation's effective income tax rate differed from the Federal statutory rate as follows:

Federal tax at statutory rates	39.0%
State income taxes, net of federal benefit	3.3
	42.3%

NOTE E - INCOME TAXES - Continued

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

Deferred tax assets attributed to	
Accrued payables	$ 84,696
Net operating loss carryforward	2,752
	87,448
Deferred tax liabilities attributed to	
Accrued receivables	(170,030)
Total deferred tax liabilities, net	$ (82,582)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at December 31, 2006, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences.

NOTE F - RELATED PARTY TRANSACTIONS

The Stockholder provides administrative services to the Corporation as necessary to support the operation of the Corporation's current business. During the year ended December 31, 2006, the Corporation paid $750,000 to the Stockholder for administrative services provided under an administrative services agreement between the Corporation and the Stockholder.

Schedule I

HFV Investments, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Net capital:	
Total stockholder's equity per the accompanying financial statements	$266,075
Less:	
Nonallowable assets	28,374
Net capital	237,701
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	13,338
Excess net capital	$224,363
Aggregate indebtedness	$200,075
Ratio of aggregate indebtedness to net capital	.842 to 1

Note: The above computation does not differ materially from the amended computation of net capital prepared by the Corporation as of December 31, 2006 and filed with the National Association of Securities Dealers, Inc. on Form X-17A-5.

Report of Independent Public Accountants
Internal Control Required by SEC Rule 17a-5

The Stockholder
HFV Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of HFV Investments, Inc. (the Corporation), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.
This report is intended solely for the information and use of the stockholder, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 20, 2007


END